UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INTRUSION INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

46121E205

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 46121E205

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Donald W. Hodges

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization United States

Number of 5. Sole Voting Power: -0-

Shares Bene-

ficially by 6. Shared Voting Power: 186,375

Owned by Each

Reporting 7. Sole Dispositive Power: -0-

Person With:

8. Shared Dispositive Power: 638,093

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 638,093

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9): 9.1%

12. Type of Reporting Person (See Instructions): HC

CUSIP No. 46121E205

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

First Dallas Holdings, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization

Texas

Number of 5. Sole Voting Power: -0-

Shares Bene-

ficially by 6. Shared Voting Power: 186,375

Owned by Each

Reporting 7. Sole Dispositive Power: -0-

Person With:

8. Shared Dispositive Power: 638,093

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 638,093

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9): 9.1%

12. Type of Reporting Person (See Instructions): HC

CUSIP No. 46121E205

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

First Dallas Securities, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization

Texas

Number of 5. Sole Voting Power: -0-

Shares Bene-

ficially by 6. Shared Voting Power: -0-

Owned by Each

Reporting 7. Sole Dispositive Power: -0-

Person With:

8. Shared Dispositive Power: 366,967

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 366,967

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9): 5.21%

12. Type of Reporting Person (See Instructions): BD/IA

CUSIP No. 46121E205

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Hodges Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization

Texas

Number of 5. Sole Voting Power: -0-

Shares Bene-

ficially by 6. Shared Voting Power: 186,375

Owned by Each

Reporting 7. Sole Dispositive Power: -0-

Person With:

8. Shared Dispositive Power: 271,125

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 271,125

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9): 3.85%

12. Type of Reporting Person (See Instructions): IA

CUSIP No. 46121E205

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Hodges Fund

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization

Massachusetts

Number of 5. Sole Voting Power: -0-

Shares Bene-

ficially by 6. Shared Voting Power: 186,375

Owned by Each

Reporting 7. Sole Dispositive Power: -0-

Person With:

8. Shared Dispositive Power: 186,375

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 186,375

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9): 2.6%

12. Type of Reporting Person (See Instructions): IC

Item 1.

(a) Name of Issuer: Intrusion Inc. (the Company)

(b) Address of Issuers Principal Executive Offices: 1101 East Arapaho Road

Richardson, TX 75081

Item 2.

(a) Name of Person Filing: Donald W. Hodges First Dallas Holdings, Inc. First Dallas Securities, Inc.

Hodges Capital Management, Inc.

Hodges Fund

(b) Address of Principal Business Office or, if none, Residence: 2905 Maple Ave. Dallas, Texas 75201

(c) Citizenship: Donald W. Hodges is a citizen of the United States. First Dallas Holdings, Inc. is a Texas corporation. First Dallas Securities, Inc. is a Texas corporation.

Hodges Capital Management, Inc. is a Texas corporation.

Hodges Fund is a Massachusetts business trust.

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 46121E205

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) X A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) Group, in accordance with 240. 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Donald W. Hodges 638,093 First Dallas Holdings, Inc. 638,093

First Dallas Securities, Inc. 366,967

Hodges Capital Management, Inc. 271,125

Hodges Fund 186,375

(b) Percent of class: Donald W. Hodges 9.1% First Dallas Holdings, Inc. 9.1%

First Dallas Securities, Inc. 5.21%

Hodges Capital Management, Inc. 9.85%

Hodges Fund 2.6%

The calculation of the percentage of beneficial ownership of the Companys common stock is based upon 7,046,000 shares outstanding on November 3, 2006, as disclosed by the Company in its Quarterly Report on Form 10-QSB for the quarter ended December 31, 2006.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Donald W. Hodges -0- First Dallas Holdings, Inc. -0- First Dallas Securities, Inc. -0-

Hodges Capital Management, Inc. -0-

Hodges Fund -0-

(ii) Shared power to vote or to direct the vote: Donald W. Hodges 186,375 First Dallas Holdings, Inc. 186,375 First Dallas Securities, Inc. -0-

Hodges Capital Management, Inc. -0-

Hodges Fund 186,375

(iii) Sole power to dispose or to direct the disposition of: Donald W. Hodges -0- First Dallas Holdings, Inc. -0- First Dallas Securities, Inc. -0-

Hodges Capital Management, Inc. -0-

Hodges Fund -0-

(iv) Shared power to dispose or to direct the disposition of: Donald W. Hodges 638,093 First Dallas Holdings, Inc. 638,093 First Dallas Securities, Inc. 366,967

Hodges Capital Management, Inc. 271,125

Hodges Fund 186,375

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Other individuals have the right to receive the dividends from, and the proceeds from the sale of, all reported securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Donald W. Hodges Control Person is the sole owner of First Dallas Holdings, Inc., the parent holding company of First Dallas Securities, Inc., Hodges Capital Management, Inc. and Hodges Fund. All entities and their Item 3 classification are attached hereto as Exhibit A.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

By:

Name: Donald W Hodges

Title: Chairman

Exhibit A

List of Subsidiaries

First Dallas Securities, Inc. is a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o) and an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

Hodges Capital Management, Inc. is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

Hodges Fund is an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).